Exhibit 99.B(d)(57)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Security Capital Research & Management Incorporated

As of July 1, 2003, as amended September 15, 2006

and  March 24, 2011

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Small/Mid Cap Equity Fund

The fee for the REIT mandate (within the SIIT Small Mid/Cap Equity Fund) will be calculated based on the average daily value of the Assets of the Fund managed by the Sub-Adviser aggregated with the average daily value of the assets of such other SEI mutual funds or accounts with similar mandates (i.e., REIT) as the Sub-Adviser may now or in the future agree to provide investment advisory/sub-advisory services.

The REIT mandate’s fee will be its pro rata portion of the total fee calculated as set forth below:

•                  X.XX% on the first $XX million of Assets;

•                  X.XX% on the next $XX million of Assets; and

•                  X.XX% on Assets over $XX million.

As of the effective date of this amendment the REIT funds are as follows:

•                  SIMT Real Estate Fund;

•                  SIMT Small Cap Value Fund;

•                  SIIT Small Cap Fund; and

•                  SIIT Small/Mid Cap Equity Fund.

Agreed and Accepted:

SEI Investments Management Corporation		Security Capital Research & Management Incorporated

By:	/s/ Eric J. Hoerdemann	By:	/s/ Michael J. Heller

Name:	Eric J. Hoerdemann	Name:	Michael J. Heller

Title:	Vice President	Title:	Executive Director